UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

URANIUM RESOURCES INC.

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

916901507

(CUSIP Number)

RMB Australia Holdings Limited
Level 13, 60 Castlereagh Street
Sydney, NSW 2000 Australia

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Rick Winters
RMB Resources, Inc.
3500 S Wadsworth Blvd, Suite 405
Lakewood, Colorado 80235 USA

October 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RMB Australia Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,361,327
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,361,327
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,361,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO, BK

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (“Common Shares”) and warrants over Common Stock, of Uranium Resources, Inc.  (“URI” or the “Issuer”), a Delaware corporation having its principal executive offices at 405 State Highway 121 Bypass, Building A, Suite 110, Lewisville, Texas 75067.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed by RMB Australia Holdings, Ltd. (“RMBAH”), a corporation organized under the laws of Australia.  RMBAH’s principal business is in financial services.  RMBAH has its principal offices at Level 13, 60 Castlereagh Street, NSW 2000, Australia.

During the last five years, RMBAH has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 5, 2010, Neutron Energy, Inc. (“Neutron”) entered into a loan facility with RMBAH.  In Tranche 1 of the facility, RMBAH made available US$5,000,000.00 and received 1,428,571 Tranche 1 Warrants.  In Tranche 2 of the facility, RMBAH made available an additional $11,000,000.00 and received 1,623,173 Tranche 2 Warrants.  As part of Tranche 1 and Tranche 2, RMBAH received a total of 3,051,744 warrants, each warrant entitling RMBAH to purchase one Common Share of the Common Stock of Neutron at the Exercise Price and exercisable for a four year period (ending on April 5, 2014 and April 12, 2014 respectively).  The terms of the warrant are contained within the Warrant Certificates dated April 5, 2010 and April 12, 2010, issued by Neutron to RMBAH.

On December 22, 2010, Neutron entered into an Amendment to the loan facility with RMBAH making available a Tranche 3 of up to $8,000,000.00 in addition to Tranches 1 and 2.  As part of Tranche 3, RMBAH received an additional 2,742,857 “Top Up” warrants, each warrant entitling RMBAH to purchase one Common Share of the Common Stock of Neutron at the Exercise Price and exercisable for a four year period ending on December 22, 2014.  The terms of the warrant are contained within the Warrant Certificate dated December 22, 2010, issued by Neutron to RMBAH.

On July 11, 2011, Neutron and RMBAH entered into a Second Amendment to the loan facility.  Among other terms, the Second Amendment provided that the Tranche 1 warrants would be cancelled, and in their stead, Neutron would issue to RMBAH 1,428,571 shares of its Common Stock.

On March 1, 2012, Issuer entered into a transaction of merger with Neutron.  As part of the merger transaction, Issuer agreed to repay the principal and outstanding interest owing to RMBAH under the loan facility, which the parties agreed was in total $26,787,157.00.  Subject to the terms of the Forbearance and Debt Conversion Agreement amond the parties, Issuer agreed to provide, and RMBAH agreed to accept, $20,000,000.00 in cash and 8,361,327 shares of Issuer as consideration for cancellation of the Promissory Notes given by Neutron and discharge of the debt facility.  On August 31, 2012, the shares were distributed and Issuer filed a Form S-1 Registration Statement for the transaction with the SEC, which was approved October 11, 2012.

Item 4.	Purpose of Transaction.

RMBAH intends to hold the Common Shares, including the warrants and Common Shares issuable upon exercise thereof, solely for investment purposes.

RMBAH currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing.  However, RMBAH reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, RMBAH reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which RMBAH and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	See the information set forth on the cover page hereof.

(c)	RMBAH has not effected any transaction in the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 31, 2012

RMB AUSTRALIA HOLDINGS, LTD.

/s/ Gregory Gay
Name: Gregory Gay
Title: Finance Director